FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

1788 – 650 West Georgia St.

Vancouver, British Columbia, Canada, V6B 4N7

Item 2: Date of Material Change:

October 1, 2008

Item 3: News Release:

A news release dated and issued on October 1, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

John Kowalchuk Joins CanAlaska Exploration Team

Item 5: Full Description of Material Change:

Vancouver, Canada, Oct. 1st, 2008 - CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) is very pleased to announce the addition of Mr. John Kowalchuk as Regional Exploration Manager to the Company’s uranium exploration team operating in Saskatchewan, Manitoba and Alberta.  Based in Saskatchewan, John will oversee and direct the Company’s exploration staff from CanAlaska’s Field Office in Saskatoon.

JOHN KOWALCHUK B.Sc., P.Geo.

John Kowalchuk is a seasoned geologist, possessing more than 38 years of mineral exploration experience with both senior and junior mining companies working in Canada, US, Mexico and Chile.  He was District Geologist for Placer Dome for over 6 years and was instrumental in the discovery of several world-class mineral deposits in Canada including the Howard’s Pass SEDEX Zn-Pb deposit on the Yukon/NWT border and the Kerr Copper Gold Deposit at Sulphurets Creek, BC.

Dr Karl Schimann, CanAlaska’s Vice President of Exploration, commented: “John has an excellent skill set and reputation, and has a firm grasp of CanAlaska’s exploration programs in the Athabasca.  His wide ranging experience and success with mineral exploration comes at an opportune time for CanAlaska, which, backed by its international strategic partners, is expanding its exploration programs and preparing to drill-test highly-prospective targets where it has encountered exploration success.”

President Peter Dasler, commented: “John is an excellent fit for our aggressive exploration team, and a great mentor for the group of young geologists who have performed the “legwork” for our projects over the past four years.  We are very pleased to be able to add him to our team, and believe we will be more successful as a result.  Our mission statement is To find one or more giant unconformity-style deposits in the Athabasca Basin, and John is the right person to help our team make this happen.

Our summer exploration programs have been very successful.  We have been able to indicate long drill intersections of uranium mineralization at Fond du Lac, (25 metres @ 0.08% U3O8, and 26.18 metres @ 0.122% U3O8 and new adjacent sandstone hosted and basement targets) and we are awaiting assay results from drilling at Cree East, and field sampling at the Grease River and Poplar Projects.  John’s considerable skills will further build on this success.”

Peter Dasler, M.Sc. P Geo. is the qualified technical person responsible for this news release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 1st day of October 2008.